06018875

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Davis

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 00230 FISCAL YEAR 2-28-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 11/29/06

AR/S
2-28-06

2006 ANNUAL REPORT

March 1,2005-February 28,2006

The Daiei,Inc.

daiei

Contents

2006 Message from the President

Performance Overview

During the period under review, strong performance by the corporate sector paved the way for increases in private consumption through an improved employment and income environment, and capital investments were also affected, rising in response to growing demand. Consequently Japan's economic recovery continued, albeit in a moderate way. However, in the retail industry, tough conditions persisted, such as the intensifying of already heated inter-corporate competition.

In this economic climate, the Company, under the aegis of the Industrial Revitalization Corporation of Japan (hereinafter "IRCJ"), Advantage Partners, LLP (hereinafter "AP"), and Marubeni Corporation (hereinafter "Marubeni"), inaugurated a new business management structure, continued moves to put its finances on a sound footing, and from the standpoint of disposing of its negative legacy and enhancing enterprise value began to address the tasks necessary for revitalization of the Group, in accordance with the Daiei Group Business Plan (hereinafter referred to as "Business Plan").

During the current period, which coincided with the initial year of the plan, the Company addressed unprofitable stores and withdrawal from non-core businesses as the most pressing issues concerning disposal of its negative legacy, and dealt with these almost exactly according to plan.

Specifically speaking, unprofitable stores were closed, including 53 of the Company's stores and 18 stores of the GMS and SM-related subsidiaries. Moreover, concurrently with the comprehensive restructuring of the Group through measures such as closing stores and slimming down its headquarters, the Group streamlined personnel by putting in place an early retirement program, while continuing withdrawal from non-core businesses and reorganization of the Company. This resulted in the sale of six of its consolidated subsidiaries, including The Dai'ei (USA), Inc. and the liquidation of ten consolidated subsidiaries, including the Shin-Kobe Development Corporation.

From the perspective of enhancing enterprise value, the Company has been promoting various measures aimed at on-site revitalization, including reform of morale, strengthening the sales capabilities of its retail businesses, reorganization of the Group, and strategic expansion of its financial services business.

In regard to the on-site reform of morale, the Company, with the aim of stimulating renewed self-awareness and altering the behavior of all its employees, undertook measures including the "50,000-Employee Survey", the results of which became the basis for formulating the "Daiei Group Mission", which is intended to become a source of pride and sense of mission for all those working at the newly born Daiei Group, as well as a standard for judgment and behavior of all its employees. In addition, a new logo design and new slogan was adopted: "The Supermarket that Makes Meals Taste Good". In order to firmly establish the "Daiei Group Mission", storefront inspections by members of the management and "hands-on management" (on-site participation) with emphasis on open communication were carried out and became the foundation for measures to strengthen the sales capabilities of the Company's retail businesses.

Furthermore, to set the Company's instructional system in place, training centers were installed aimed at the acquisition of specialized sales and processing skills. With a view to improving its customer service skills and enhance customer satisfaction (CS), the Company declared a policy of "One Step, One More".

As a means of reinforcing the sales capabilities of its retail businesses, the Foodstuffs division undertook the task of improving the freshness of its green produce, a project that attracted much interest from customers. To deliver the freshest vegetables to customers in the shortest amount of time, the entire process from purchasing to sales was revised, and measures were implemented to improve the freshness of produce, such as increasing the number of buyers stationed at the markets and upgrading the variety of local vegetables. In September 2005, the Company issued a "Declaration of Freshness" on all its green produce. Additionally, on the theme of "eating tasty meals for health," efforts were begun to develop new deli products (prepared foods) and devise appropriate deli-counter store layouts, and in January 2006, the "Tasty Daiei Delicatessen Declaration" was issued.

In December 2005, "Foodium Sangenjaya", an experimental store exploring new types of food retailing in the urban areas, opened in Setagaya-ku, Tokyo.

The Clothing and Accessories and Household Items divisions have been engaged in reform of their respective departments through reorganization of their sales floors in tandem with revised product categories, and through partnerships with outside vendors. As an initial step in this undertaking, the Health and Beauty Care (HBC) business adopted the store-management expertise of the CFS Corporation in September 2005, and a series of storefront renovations were conducted at six locations, including the Senri Chuo store. In November the same year, personnel from the Marui Group were welcomed to revitalize the sales floors, and in January 2006 a business alliance was formed with First Retailing Co., Ltd., in which First Retailing agreed to open a branch at the Company's GMSs (general merchandise store) for their new line of casual apparel.

Store renovations were also conducted at 30 of the GMSs and 22 of the SMs (supermarket), including subsidiaries, with the aim of strengthening the Foodstuffs division and opening branches for our leading tenants, including "Fantasy Kids Resort" and "Nishimatsuya", following the revision of sales categories.

Moreover, as a means of upgrading in-store operations, preparations are being made to adopt wireless mobile terminals and shift to the new POS (point of sales) system.

As part of the Group's reorganization measures, Nakago Co., Ltd., with a view to utilizing the advantages of the Group's scale in purchasing and upgrading operations efficiency, merged with Advanced Department Stores of Japan Co., Ltd. and, as the surviving company, acquired the business of Jujiya Yamagata Shop, marking a new beginning with expectations of increased profitability and improved operations resulting from the synergetic effects of the merger.

In terms of strategic expansion of its financial services, the credit sales business of the OMC Card, Inc. (hereinafter "OMC") continued to aggressively capture a wide clientele through such measures as the continued solicitation of membership to the "OMC Yucho Card" at post offices nationwide, the immediate on-site issue of Electronic Toll Collection (ETC) Cards at automobile parts shops and expressway service areas, and the tie-in in July 2005 with the Japan Sports Association, a large-scale member's organization, in order to issue cards which double as authorized sports instructor registration cards.

Furthermore, to increase credit card usage, OMC continued to hold its popular "OMC Special Benefits Day", and as a means to expand the scope of its utilities payment business, it began to accept applications for credit card settlements of Tokyo Electric Power Company's electricity bills in July 2005.

In its card loan business, OMC has been enhancing customer convenience by continuing to offer to new members the provision of card loans interest-free for seven days as a limited-period campaign and by enabling use of the ATMs of four more regional banks.

Moreover, in order to respond to the asset management needs of its members, OMC has entered the securities intermediary business by forming partnerships with Kyoei Securities Co., Ltd. (present Netwing Securities Co., Ltd.) and Nikko Cordial Securities, Inc.

In terms of consolidated results for the current period, despite decreased revenues in the retail businesses, resulting in an operating revenue of ¥1,675,127 million (US$14,407,216 thousand), representing a year-on-year decrease of 8.7%, strong performances in the financial services businesses and the specialty stores subsidiaries generated an operating income of ¥44,527 million (US$382,962 thousand), a year-on-year increase of 5%. Ordinary income increased by 232.4% year-on-year to ¥24,268 million (US$ 208,721 thousand).

As a result of recording ¥498,996 million (US$4,291,700 thousand) in debt forgiveness gains under extraordinary profit and an extraordinary loss of ¥82,762 million (US$711,809 thousand) from losses including the impairment of plant, property and equipment, consolidated net income for the current period stood at ¥413,160 million (US$3,553,453 thousand).

As for results by segment, the retail business, due to the closing of unprofitable stores, recorded operating revenues of ¥1,389,025 million (US$ 11,946,547 thousand), representing a year-on-year decrease of 10.4%, while factors such as increased sales promotion expenses required to deal with the intensified year-end sales battle resulted in an operating loss of ¥4,073 million (US$35,031 thousand), a decrease of ¥8.4 billion compared to the previous year.

The financial services segment recorded operating revenues of ¥162,783 million (US$1,400,043 thousand), increasing 1.7% year-on-year, and operating income of ¥36,989 million (US$318,130 thousand), increasing 22.7% year-on-year, due to OMC credit sales division's active involvement in the issue of various affiliated cards and expansion in the number of participating retailers, as well as the expansion in the number of its card loan centers.

In the real estate business, despite recording ¥49,681 million (US$427,290 thousand) in operating revenues, a 7.8% year-on-year decrease, due to the effects of closing unprofitable stores, operating income increased by 2.9% year-on-year to ¥2,918 million (US$25,097 thousand) as a result the decrease in expenses including selling and administrative expenses.

As for the other businesses, despite operating revenues decreasing by 4.1% year-on-year to ¥244,152 million (US$2,099,871 thousand) reflecting the effects of closing unprofitable stores and the transfer of the Fukuoka business in the previous fiscal year, due to the decrease in depreciation expenses as a result of having recorded impairment losses in the previous fiscal year, operating income increased by 41.4% year-on-year to ¥8,892 million (US$76,477 thousand).

State of cash flow

Net cash and cash equivalents (hereinafter referred to as "funds") during the period under review decreased by ¥34,815 million (US$299,432 thousand) from the previous fiscal year-end to record a closing balance of funds at the end of the current period of ¥169,336 million (US$1,456,403 thousand).

Cash flows during the current period are as follows:

[Cash flow from operating activities]

Funds generated by operating activities decreased by ¥24,223 million (US$208,334 thousand) compared to the previous fiscal year to total ¥12,005 million (US$103,251 thousand).

The limited increase in funds relative to the previous fiscal year is due primarily to the following reasons. One is that increases in operating receivables, namely the card loans of the financial services subsidiary, caused changes in the accounts receivable. The accounts receivable had contributed to the ¥4,683 million (US$40,277 thousand) increase in funds in the previous fiscal year, but in the current period, it resulted in an ¥18,288 million (US$157,289 thousand) decrease in funds, constituting a decrease of ¥22,971 million (US$197,566 thousand) compared to the previous fiscal year. The second reason is the ¥34,828 million (US$299,544 thousand) decrease in funds as compared to the ¥16,883 million (US$145,205 thousand) decrease in the previous fiscal year, representing a year-on-year decrease of ¥17,945 million (US$ 154,399 thousand), as a result of the decrease in said subsidiary's deposits due to the liquidation of receivables. Another reason is expenditures during the current period for reconstruction of businesses.

[Cash flow from investment activities]

Funds generated by investment activities increased by ¥106,536 million (US$916,281 thousand) compared to the previous fiscal year to total ¥115,526 million (US$933,601 thousand).

The large increase in funds relative to the previous fiscal year is due primarily to increased income (increase of ¥59,212 million [US$509,263 thousand] compared to the previous fiscal year) from sales of investment securities, namely the shares of Recruit Co., Ltd., in addition to increased income (increase of ¥16,208 million [US$139,400 thousand] compared to the previous fiscal year) from sales of plant, property and equipment, namely the sales of the site of the Oriental Hotel, as well as increased income (increase of ¥11,247million [US$96,732 thousand] compared to the previous fiscal year) from the return of the guaranty money deposited.

[Cash flow from financing activities]

Funds used in financing activities decreased by ¥126,747 million (US$1,090,109 thousand) compared to the previous term to total ¥163,213 million (US$1,403,741 thousand).

The large decrease in funds relative to the previous fiscal year is due primarily to the fact that despite income generated from the issue of new shares, as a consequence of decreased funds accompanying long-term borrowings and repayments (decrease of ¥144,446 million [US$1,242,333 thousand] compared to the previous fiscal year), net decreases in short-term borrowings (decrease of ¥21,704 million [US$186,669 thousand] compared to the previous fiscal year) and commercial papers (decrease of ¥23,600 million [US$202,976 thousand] compared to the previous fiscal year), repayments of interest-bearing debts increased.

Looking Forward

In spite of sustained growth in consumption and capital investments and expectations for the current recovery to continue, based on private-sector demand, factors such as concern over rising interest rates and further intensification of competition make the environment surrounding the Company unpredictable at best.

Therefore, in 2006, the mid-way point of the Business Plan, the Company intends to continue with and accelerate implementation of measures that had been initiated to further enhance its sales capabilities.

As part of its activities to spread the mission statement and promote CS, the Company intends to undertake reforms of the awareness and culture of the entire Group. In February 2006, the CS Promotion Department was established as an organization dedicated to the "promotion of CS and penetration of the mission".

In the coming consolidated fiscal year, we at the Daiei Group intend to intensify our efforts to stimulate reform in our retail businesses.

Specifically, we plan to make the stores more appealing to our customers by renovating the shops to accommodate the branches of our leading tenants, while strengthening our outside alliances, and undertake reforms in store operations by such means as shifting to a new POS system and revising our logistics structure, further improving the income structure of the stores.

As far as expanding the chain of stores is concerned, the Company intends to open 20 to 30 SM stores mainly through its subsidiaries. Concurrently, since naming four of its subsidiaries "Gourmet City" in March 2006, the Company has been striving to reinforce the management of the SM businesses by bringing them under an integrated management system and establish "Gourmet City" as the Daiei Group's SM name brand.

As part of our merchandising measures, since March 2006, in addition to our popular PB (private brand) food product "Savings" and sukoyaka sodachi (Wholesome Raised) we have launched our value-added PB food product, oishiku tabetai (Let's Eat Deliciously), made with specially selected ingredients, with special care given to processing and additives. We are going to promote the brand in all stores. Moreover, the menswear and shoes division, whose merchandise had overlapped with the Company's specialty store subsidiaries, will be transferred to the Company's subsidiary, Robelt, Inc. and Cordoba, Inc, respectively, in order to heighten their degree of specialization and improve sales efficiency.

Sales promotion measures include revision of the bonus points system with the cooperation of the OMC Card, to eventually cover purchases at all counters in every store, the implementation of which would add to the convenience of customers and enhance the sales capabilities necessary for providing finely-tuned responses to customer needs.

The financial services business will continue to promote strategic expansion and further reinforce the card business, while dedicating itself to further expansion of the membership business and outsourcing business by fully utilizing our database marketing capability and card-processing capability.

Business strategies of other Group subsidiaries include the establishment through a spin-off of OPA Co., Ltd., in March 2006, to enhance the business value of the commercial facilities management of Jujiya Co, Ltd., a consolidated subsidiary of the Company, and by succeeding to the business of Jujiya, promoting the PM (property management) business.

Although the difficult economic environment which currently prevails is expected to continue, the Company intends to make a concerted effort to ensure that the various measures of the Business Plan are implemented and devote itself to the revitalization of the Daiei Group.



Yasuyuki Higuchi
President

Financial Review

Operating revenue

Operating revenue during the period under review totaled ¥1,675,127 million (US$14,407,216 thousand), a decrease of 8.7% from the previous fiscal year, due to a slump in the retail business.

[Clothing and accessories]

In apparel, we have been promoting the revitalization of sales floors according to the distinct characteristics of each store, such as location, retail trade area and scale, for the purpose of strengthening our sales capabilities. In our large-scale stores, including the Shin-Urayasu store, we have opened the "Shirt House" counter, specializing in dress shirts and business accessories in a fashionable business setting. In our smaller stores including our Kita-Noda store, we have renewed our clothing counters specializing in casual wear and underwear under the name "chotto shita mainichi (a little fancy everyday) @ your life."

[Foodstuffs]

As the first step in reforming our food section, we have launched a "Project to Improve the Freshness of Green Produce" and, pledging to become a "store with tasty vegetables" providing vegetables of superior freshness and quality, we issued our "Declaration of Freshness" in September 2005. In our delicatessen section also, we issued a "Tasty Daiei Delicatessen Declaration" in January 2006, and by developing dishes such as the "15 vegetable salad" and the "Caesar Salad Chicken," we have been proposing well-balanced, vegetable-oriented diets as well as meals that are fun and delicious.

[Household items]

In the household items section, we have withdrawn from the unprofitable sections of large furniture, which had been sold at the counters under the Company's direct management, Value Shops and sporting goods, among others, and have been concentrating on reforms of our sales counters by forming partnerships with outside tenants capable of attracting a large clientele. In the HBC (health and beauty care) business, where expectations are particularly high for growth, we opened the HmB counters, based on the partnership agreement of September 2005 with CFS Corporation, using the store management expertise of our partner, at six of our stores, including the Senri Chuo store.

Costs and Operating Expenses

The cost of sales decreased by 9% from the previous fiscal year to ¥1,050,785 million (US$9,037,456 thousand), due to the drop in sales.

Selling, general and administrative expenses during the period under review decreased by 8.9% from the previous fiscal year to ¥579,815 million (US$4,986,798 thousand) due to the closure of unprofitable stores, execution of the early retirement program and the implementation of low-cost measures.

Despite the slump in retail sales, operating profit during the period under review increased 5% compared to the previous period to ¥44,527 million (US$382,962 thousand), due to strong performances by OMC and other financial services business and the specialty store subsidiaries, and the accelerated sales of our deficit-ridden subsidiaries.

Other Income and Expenses

Income before income taxes and minority interests for the period under review increased dramatically compared to the previous period to ¥440,502 million (US$3,788,613 thousand), due to the recording of debt forgiveness gains of ¥400,420 million (US$3,443,881 thousand) under extraordinary profit.

As a result, net income for the current period was ¥413,160 million (US$3,553,453 thousand).

Capital Expenditures and Total Assets

Plant, property and equipment decreased by 20.3% compared to the previous fiscal year to ¥365,805 million (US$3,146,168 thousand) due to the sales of businesses and the application of impairment accounting.

Total assets decreased by 17.4% compared to the previous fiscal year to ¥1,343,307 million (US$11,554,341 thousand) due to such factors as the sales of businesses, assets sales including the sales of investment securities, and the application of impairment accounting.

Liabilities

Interest-bearing debt decreased by ¥674,859 million (US$5,804,240 thousand) from the previous fiscal year to ¥821,702 million (US$7,067,188 thousand) due to the implementation of debt waivers from the financial institutions and the debt equity swap with the IRCJ.

As a result, total liabilities decreased by 40.5% from the previous year to ¥1,199,388 million (US$10,315,541 thousand).

Shareholders' Equity

As a result of the debt waivers from financial institutions and the third party allocation of new shares, the state of negative net worth, which temporarily occurred at the end of the previous fiscal year, was resolved and consolidated net assets amounted to ¥112,632 million (US$968,711 thousand).

Five-Year Summary

	Millions of Yen				
	2006	2005	2004	2003	2002
For the year:					
Operating revenues	**¥1,675,127**	¥1,833,818	¥1,993,619	¥2,197,533	¥2,498,877
Net sales	**1,431,508**	1,592,660	1,752,032	1,957,947	2,237,444
Real estate revenues	**52,589**	45,279	52,287	51,493	51,070
Other	**191,030**	195,879	189,300	188,093	210,363
Cost of Sales	**1,050,785**	1,154,640	1,263,910	1,400,894	1,605,174
Selling, general and administrative expenses	**579,815**	636,788	678,054	755,866	849,414
Income from operations	**44,527**	42,390	51,655	40,773	44,289
Net interest expense	**-14,451**	-14,323	-16,616	-19,897	-38,330
Net income (loss)	**413,160**	-511,198	18,148	135,387	-332,514
Per 10 shares of common stock (in yen):					
Net income (loss)	**¥23,717.40**	¥-80,642.72	¥ 2,329.75	¥29,094.25	¥-54,021.71
Cash dividendsapplicable to the year	**0**	0	0	0	0
Per share information have been adjusted to reflect the reverse stock split (one for ten) that take effect on May 10, 2005.					
At year-end:					
Current assets	**¥ 709,786**	¥ 779,192	¥ 828,692	¥ 721,095	¥ 719,377
Inventories	**55,975**	74,845	91,243	98,686	131,492
Property and equipment, at net book value	**365,805**	458,812	918,077	1,011,433	1,157,013
Total assets	**1,343,307**	1,626,800	2,260,782	2,278,225	2,558,659
Shareholders' equity	**112,632**	-412,098	88,525	66,119	-297,431
Average number shares outstanding (in thousands)	**89,498**	433,120	378,599	333,539	615,519

Merchandise Mix

	2006	2005	2004	2003	2002
Foodstuffs	**50%**	49%	46%	43%	42%
Clothing and personal care products	**16**	18	19	19	19
Household items, others	**21**	20	21	24	24
Wholesale	**13**	13	14	14	15
Total	**100%**	100%	100%	100%	100%
Net sales:					
Billions of yen	**¥ 1,432**	¥ 1,593	¥ 1,752	¥ 1,958	¥2,237
Millions of U.S.dollars	**$ 12,345**	$ 13,733	$ 15,103	$ 16,879	$19,284

The U.S.dollar amounts in this report have been obtained by converting the Japanese yen amounts at the exchange rate of ¥116 to $1.00 as of February 28, 2006.

Number of Stores

	2006	2005	2004	2003	2002
Superstores					
Company	**210**	263	266	265	286
Subsidiaries	**234**	258	263	260	327
Total	**444**	521	529	525	613
Specialty stores *	**480**	1,111	1,148	1,395	1,639

* Includes subsidiaries and franchisees.

Sales Floor Space (Thousands of square meters)

	2006	2005	2004	2003	2002
Superstores					
Company	**1,389**	1,860	1,892	1,967	2,135
Subsidiaries	**300**	375	340	390	816
Total	**1,689**	2,235	2,232	2,357	2,951
Specialty stores *	**124**	150	159	174	189

* Includes subsidiaries and franchisees.

Consolidated Balance Sheets

ASSETS	Millions of Yen 2006	Millions of Yen 2005	Thousands of U.S. Dollars (Note 1) 2006
CURRENT ASSETS:			
Cash and cash equivalents (Notes 3.b and 6)	**¥ 169,336**	¥ 204,151	$ 1,459,793
Time deposits (Note 6)	**4,643**	4,027	40,026
Marketable securities (Note 4)		15	
Notes and accounts receivable (Note 6):			
Financing—primarily to consumers	**303,767**	277,269	2,618,681
Affiliates	**952**	13,770	8,207
Other—principally trade	**185,400**	198,414	1,598,276
Allowance for doubtful accounts	**(34,562)**	(31,137)	(297,948)
Inventories (Note 6)	**55,975**	74,845	482,543
Deferred tax assets (Note 10)	**11,954**	21,465	103,052
Prepaid expenses	**12,321**	16,373	106,215
Total current assets	**709,786**	779,192	6,118,845
PROPERTY AND EQUIPMENT (Notes 5 and 6):			
Land (Note 11)	**203,830**	257,632	1,757,155
Buildings and structures	**456,959**	539,612	3,939,302
Equipment and fixtures	**202,445**	236,861	1,745,216
Other	**22,145**	30,453	190,905
Total	**885,379**	1,064,558	7,632,578
Accumulated depreciation	**(519,574)**	(605,746)	(4,479,087)
Net property and equipment	**365,805**	458,812	3,153,491
INVESTMENTS AND OTHER ASSETS:			
Lease deposits and loans to lessors (Notes 5, 6 and 9)	**205,208**	266,445	1,769,035
Investment securities (Notes 4 and 6)	**6,393**	33,851	55,112
Investments in and lease deposits to affiliates (Note 6)	**19,097**	23,924	164,629
Goodwill	**11,563**	10,308	99,681
Deferred tax assets (Note 10)	**2,223**	6,323	19,164
Other (Note 6)	**62,548**	110,204	539,207
Allowance for doubtful accounts	**(39,316)**	(62,259)	(338,931)
Total investments and other assets	**267,716**	388,796	2,307,897
TOTAL	**¥ 1,343,307**	¥ 1,626,800	$ 11,580,233

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)	Millions of Yen 2006	Millions of Yen 2005	Thousands of U.S. Dollars (Note 1) 2006
CURRENT LIABILITIES:			
Short-term borrowings (Note 6)	**¥ 61,230**	¥ 1,025,223	**$ 527,845**
Current portion of long-term debt (Note 6)	**200,563**	134,019	**1,728,991**
Accounts payable—primarily trade (Note 6)	**170,976**	221,831	**1,473,931**
Accrued expenses	**17,317**	19,069	**149,284**
Accrued income taxes (Note 10)	**4,203**	1,497	**36,233**
Deferred tax liabilities (Note 10)	**674**	21	**5,811**
Total current liabilities	**454,963**	1,401,660	**3,922,095**
LONG-TERM LIABILITIES:			
Long-term debt, less current portion (Note 6)	**559,909**	337,319	**4,826,802**
Lease deposits from lessees (Notes 6 and 9)	**35,906**	40,308	**309,534**
Employees' retirement benefits (Note 7)	**25,004**	32,798	**215,552**
Allowance for business revitalization (Note 3.h)	**95,963**	165,865	**827,267**
Deferred tax liabilities (Note 10)	**19,643**	26,144	**169,336**
Other (Notes 6 and 9)	**8,000**	12,069	**68,966**
Total long-term liabilities	**744,425**	614,503	**6,417,457**
MINORITY INTERESTS	**31,287**	22,735	**269,715**
CONTINGENT LIABILITIES (Note 13)			
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY) (Note 8):			
Capital stock	**56,517**	119,510	**487,216**
Common stock—authorized, 207,000 thousand shares in 2006 and 2,070,000 thousand shares in 2005			
Preferred stock—authorized, 100,000 thousand shares in 2006 and 230,000 thousand shares in 2005			
Capital surplus	**175,851**	827	**1,515,957**
Deficit	**(137,794)**	(547,934)	**(1,187,879)**
Land revaluation surplus (Note 11)	**19,427**	13,143	**167,474**
Net unrealized gain on available-for-sale securities (Note 3.d)	**1,486**	5,531	**12,810**
Foreign currency translation adjustments	**66**	(287)	**569**
Treasury stock—at cost (Notes 6 and 8)	**(2,921)**	(2,888)	**(25,181)**
Total shareholders' equity (capital deficiency)	**112,632**	(412,098)	**970,966**
TOTAL	**¥ 1,343,307**	¥ 1,626,800	**$ 11,580,233**

Consolidated Statements of Operations

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2006	2005	**2006**
OPERATING REVENUES	**¥ 1,675,127**	¥ 1,833,818	**$ 14,440,750**
COSTS AND OPERATING EXPENSES:			
Cost of revenues	**1,050,785**	1,154,640	**9,058,492**
Selling, general and administrative expenses (Note 9)	**579,815**	636,788	**4,998,405**
Total costs and operating expenses	**1,630,600**	1,791,428	**14,056,897**
INCOME FROM OPERATIONS	**44,527**	42,390	**383,853**
OTHER INCOME (EXPENSES):			
Net interest expense	**(14,451)**	(14,323)	**(124,578)**
Equity in loss of affiliates	**(3,653)**	(17,399)	**(31,491)**
Gain from debt forgiveness (Note 2)	**400,420**		**3,451,897**
Gain on sales of investment securities	**46,833**	12,360	**403,733**
Impairment loss on long-lived assets (Note 5)	**(54,900)**	(325,579)	**(473,276)**
Provision for business revitalization (Note 2)		(165,865)	
Loss on disposal of property and equipment	**(5,126)**	(5,305)	**(44,190)**
Provision for doubtful accounts including write-off	**(8,613)**	(33,131)	**(74,250)**
Other—net	**35,465**	15,174	**305,733**
Other income (expenses)—net	**395,975**	(534,068)	**3,413,578**
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	**440,502**	(491,678)	**3,797,431**
INCOME TAXES (Note 10):			
Current	**3,025**	1,786	**26,077**
Deferred	**10,409**	17,145	**89,733**
Total income taxes	**13,434**	18,931	**115,810**
MINORITY INTERESTS IN NET INCOME	**(13,908)**	(589)	**(119,897)**
NET INCOME (LOSS)	**¥ 413,160**	¥ (511,198)	**$ 3,561,724**
PER SHARE OF COMMON STOCK (Notes 3.p and 16):	Yen		U.S. Dollars
Net income (loss)	**¥ 2,371.74**	¥ (8,064.27)	**$ 20.45**
Diluted net income	**2,205.20**		**19.01**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity (Capital Deficiency)

	Thousands		Millions of Yen						Treasury Stock	
	Issued Number of Shares								Thousands	Millions of Yen
	Common Stock	Preferred Stock	Capital Stock	Capital Surplus	Deficit	Land Revaluation Surplus	Net Unrealized Gain on Available-for-sale Securities	Foreign Currency Translation Adjustments	Number of Shares of Common Stock	Amount
BALANCE, MARCH 1, 2004	449,918	229,000	¥119,510	¥118,987	¥(161,451)	¥18,563	¥8,217	¥400	(44,975)	¥(15,701)
Net loss					(511,198)					
Treasury stock acquired and disposed—net				827					37,115	12,813
Transfer of additional paid-in capital				(118,987)	118,987					
Change of deferred tax liabilities concerning land revaluation (Note 11)						(49)				
Change of land revaluation surplus due to sale of land and recognition of impairment loss					5,371	(5,371)				
Adjustment of deficit for an excluded affiliate					357					
Net unrealized loss on available-for-sale securities							(2,686)			
Foreign currency translation adjustments								(687)		
BALANCE, FEBRUARY 28, 2005	449,918	229,000	119,510	827	(547,934)	13,143	5,531	(287)	(7,860)	(2,888)
Net income					413,160					
Conversion of preferred shares to common shares (Note 8)	181,077	(40,000)								
Reverse stock split (Note 8)	(567,895)									
The capital reduction without compensation (Note 8)		(189,000)	(119,010)	119,010						
Stock-for-stock exchange (Note 8)	2,960			30						
Treasury stock acquired and disposed—net									6,822	(33)
Allotment of common stock to third parties (Note 8)	33,245		18,517	18,484						
Allotment of preferred stock to third parties (Note 8)		99,734	37,500	37,500						
Change of deferred tax liabilities concerning land revaluation (Note 11)						101				
Change of land revaluation surplus due to sale of land and recognition of impairment loss					(6,183)	6,183				
Adjustment of deficit for an excluded affiliate					3,186					
Net unrealized loss on available-for-sale securities							(4,045)			
Bonuses to directors and corporate auditors					(23)					
Foreign currency translation adjustments								353		
BALANCE, FEBRUARY 28, 2006	99,305	99,734	¥56,517	¥175,851	¥(137,794)	¥19,427	¥1,486	¥66	(1,038)	¥(2,921)

	Thousands of U.S. Dollars (Note 1)						
	Capital Stock	Capital Surplus	Deficit	Land Revaluation Surplus	Net Unrealized Gain on Available-for-sale Securities	Foreign Currency Translation Adjustments	Treasury Stock
BALANCE, FEBRUARY 28, 2005	$ 1,030,259	$ 7,129	$(4,723,569)	$ 113,302	$ 47,681	$ (2,474)	$ (24,897)
Net income			3,561,724				
Conversion of preferred shares to common shares (Note 8)							
Reverse stock split (Note 8)							
The capital reduction without compensation (Note 8)	(1,025,948)	1,025,948					
Stock-for-stock exchange (Note 8)		259					
Treasury stock acquired and disposed—net							(284)
Allotment of common stock to third parties (Note 8)	159,629	159,345					
Allotment of preferred stock to third parties (Note 8)	323,276	323,276					
Change of deferred tax liabilities concerning land revaluation (Note 11)				870			
Change of land revaluation surplus due to sale of land and recognition of impairment loss			(53,302)	53,302			
Adjustment of deficit for an excluded affiliate			27,466				
Net unrealized loss on available-for-sale securities					(34,871)		
Bonuses to directors and corporate auditors			(198)				
Foreign currency translation adjustments						3,043	
BALANCE, FEBRUARY 28, 2006	$ 487,216	$ 1,515,957	$(1,187,879)	$ 167,474	$ 12,810	$ 569	$ (25,181)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2006	2005	**2006**
OPERATING ACTIVITIES:			
Income (loss) before income taxes and minority interests	**¥ 440,502**	¥ (491,678)	**$ 3,797,431**
Adjustments for:			
Income taxes paid	**(1,576)**	(2,452)	**(13,586)**
Depreciation and amortization	**32,436**	48,704	**279,621**
Amortization of goodwill	**674**	604	**5,810**
Increase in allowance for doubtful accounts	**33,468**	32,432	**288,517**
Decrease in allowance for loss on business restructuring		(34,263)	
Increase (decrease) in allowance for business revitalization	**(55,695)**	165,865	**(480,129)**
Interest expense	**16,163**	15,624	**139,336**
Gain from debt forgiveness	**(400,420)**		**(3,451,897)**
Loss on disposal of property and equipment	**5,126**	5,305	**44,190**
Impairment loss on long-lived assets	**54,900**	325,579	**473,276**
Gain on sales of investment securities	**(46,833)**	(12,360)	**(403,732)**
Decrease (increase) in notes and accounts receivable	**(7,079)**	13,918	**(61,026)**
Decrease in inventories	**16,317**	15,668	**140,664**
Decrease in accounts payable and accrued expenses	**(42,760)**	(48,021)	**(368,621)**
Interest paid	**(16,317)**	(12,944)	**(140,664)**
Other—net	**(16,901)**	14,247	**(145,699)**
Total adjustments	**(428,497)**	527,906	**(3,693,940)**
Net cash provided by operating activities	**12,005**	36,228	**103,491**
INVESTING ACTIVITIES:			
Acquisition of property and equipment	**(20,750)**	(23,776)	**(178,879)**
Proceeds from sales of property and equipment	**27,648**	11,440	**238,345**
Proceeds from sales of investment securities	**82,195**	22,983	**708,577**
Proceeds from redemption of lease deposits	**22,215**	10,968	**191,509**
Other—net	**4,218**	(12,625)	**36,362**
Net cash provided by investing activities	**115,526**	8,990	**995,914**
FINANCING ACTIVITIES:			
Decrease in short-term borrowings—net	**(143,738)**	(98,434)	**(1,239,121)**
Proceeds from long-term debt	**151,274**	126,761	**1,304,086**
Repayment of long-term debt	**(241,012)**	(77,253)	**(2,077,689)**
Proceeds from sale of treasury stock	**3**	11,348	**26**
Allotment of common stock and preferred stock to third parties, net of debt for equity swap	**72,001**		**620,698**
Other—net	**(1,741)**	1,112	**(15,009)**
Net cash used in financing activities	**(163,213)**	(36,466)	**(1,407,009)**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	**977**	(199)	**8,423**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(34,705)**	8,553	**(299,181)**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**204,151**	195,598	**1,759,922**
DECREASE IN CASH AND CASH EQUIVALENTS BY DECONSOLIDATION OF A SUBSIDIARY	**(110)**		**(948)**
CASH AND CASH EQUIVALENTS, END OF YEAR	**¥ 169,336**	¥ 204,151	**$ 1,459,793**
CASH FLOW INFORMATION:			
Effect of deconsolidation of subsidiaries upon sales of their stocks to third parties:			
Assets decreased	**¥ 24,595**	¥ 140,897	**$ 212,026**
Liabilities decreased	**53,138**	156,746	**458,086**
Effect of demerger of a subsidiary:			
Assets decreased		57,044	
Liabilities decreased		56,784	
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Debt-for-equity swap arrangements:			
Borrowings decreased	**40,000**		**344,828**
Capital stock increased	**20,000**		**172,414**
Additional paid-in capital increased	**20,000**		**172,414**

See notes to consolidated financial statements.

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing the consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the notes to consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

Certain reclassifications have been made in the 2005 financial statements to conform to the classifications used in 2006.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which The Daiei, Inc. (the "Company") is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥116 to $1, the approximate rate of exchange at February 28, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. BUSINESS PLAN

In February 2002, the Company initiated the "New Three-Year Restoration Program." The Company has steadily implemented the "New Three-Year Restoration Program" and achieved results as planned in reducing the interest bearing debts level. However, the Company still has a large amount of debt with unsatisfactory level of recovery of operations in its core retail business. Therefore there still exists a concern for lower profitability due to a worsening business environment.

Under these business conditions, on December 28, 2004, the Company developed a new business restructuring plan (the "Business Plan") which included the closure of stores and other restructuring measures, an early adoption of the new accounting standard for impairment of fixed assets, investment and recapitalization by the Company's major banks and new investors, and financial assistance from Industrial Revitalization Corporation of Japan ("IRCJ"), with the objective of fundamentally resolving the business challenges and to concentrate management resources on core businesses. The Business Plan was approved by IRCJ on the same day.

As of February 28, 2005, the Company temporarily faced a net capital deficiency of ¥412,098 million as a result of posting losses arising from the execution of the Plan. Furthermore, as of February 28, 2005, a substantial portion of the Company's debt loan has not been repaid on the scheduled due dates.

In connection with the Business Plan, the Company has taken the following actions:

a. Recapitalization

On March 7, 2005, the Board of Directors approved the following financial recapitalization plan (the "Recapitalization Plan"). The Recapitalization Plan was also approved at the Special Meeting of Preferred Shareholders on March 29, 2005 and at the Extraordinary General Meeting of Shareholders and the Special Meeting of Common Shareholders held on March 30, 2005.

(1) A capital reduction and cancellation of the Class A preferred stock (4,500,000 shares), Class B preferred stock (4,500,000 shares), Class E preferred stock (50,000,000 shares), Class F preferred stock (80,000,000 shares) and Class G preferred stock (50,000,000 shares) in conjunction without compensation to shareowners

The amount of capital stock was reduced from ¥119,510 million ($1,030,259 thousand) to ¥500 million ($4,310 thousand).

Effective date of the capital reduction and the cancellation was May 10, 2005.

(2) A reverse stock split of one for ten
Common shares, in addition, the number of shares constituting one share trading unit was reduced from 500 to 50.

Effective date of the reverse stock split was May 10, 2005.

(3) A change of conversion terms of the Class D-1 and Class D-2 preferred stock
According to the revised terms, the Class D-1 and Class D-2 preferred shares were converted to common shares on March 31, 2005, and then were subject to the reverse stock split as stated in (2) above.

(4) Issuance of new shares to the third parties
(a) The details of the issuance of common shares
1. Number of shares to be issued:
33,244,650 shares
2. Issuance price:
¥1,113 ($9.6) for one common share
3. The total amount of the issuance price:
¥37,001 million ($318,974 thousand)
4. Amount of capitalization:
¥18,517 million ($159,629 thousand)
5. Allotted parties and numbers of shares
DRF Limited: 23,292,700 shares
Marubeni Retail Investment Co., Ltd.: 9,951,950 shares

(b) The details of the issuance of Class Koh preferred shares
1. Number of shares to be issued:
99,733,950 shares
2. Issuance price:
¥752 ($6.5) for one common share
3. The total amount of the issuance price:
¥75,000 million($646,552 thousand)
4. Amount of capitalization:
¥37,500 million($323,276 thousand)
5. Allotted parties and numbers of shares
IRCJ: 66,489,300 shares
DRF Limited: 23,292,700 shares
Marubeni Retail Investment Co., Ltd.: 9,951,950 shares

b. Debt Restructuring
On March 25, 2005, the Company entered into debt restructuring agreements with three major banks (UFJ Bank, Ltd., Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, Ltd.), other financial institutions and IRCJ. Based on these agreements, on March 31, 2005, the Company obtained debt forgiveness of ¥400,420 million ($3,813,524 thousand) from these major banks and other financial institutions.

In addition, according to these agreements, the Company is not required to repay any principal amounts until February 29, 2008, unless certain defined events occur such as profitable operating results are obtained or underlying collateralized assets are sold off.

c. Restructuring
As of February 28, 2005, the Company established a restructuring reserve of ¥165,865 million for store closures, employee terminations, and write-offs of facilities and equipment.

As of February 28, 2006, as a result of store closures and other measures, allowance for business revitalization decreased to ¥95,963 million ($827,267 thousand).

d. Stock-for-stock Exchange
On May 9, 2005, the Company and its subsidiary, JUJIYA Co., Ltd. ("JUJIYA"), agreed to a stock-for-stock exchange such that JUJIYA became a wholly owned subsidiary of the Company after the corporate resolutions of both companies.

Outline of the stock-for-stock exchange agreement

(1) Date of stock-for-stock exchange July 1, 2005

(2) Ratio of stock-for-stock exchange
The stock-for-stock exchange ratio of the Company to JUJIYA is 1 to 0.043.
The Company does not allot shares to 158,899,166 common shares of JUJIYA held by the Company.

(3) Number of shares which are issued upon the stock-for-stock exchange 2,960,646 common shares

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Consolidation
The accompanying consolidated financial statements as of February 28, 2006 and 2005, include the accounts of the Company and all of the subsidiaries (together, the "Companies"), except for one subsidiary in 2005, which has an immaterial effect on the consolidated financial statements and is stated at cost.

Under the control or influence concept, those companies in which the Company is able to exercise control, directly or indirectly, over operations are fully consolidated, and those companies over which the Companies have the ability to exercise significant influence are accounted for by the equity method.

The number of consolidated subsidiaries and affiliates for fiscal 2006 and 2005 are summarized below:

	2006	2005
Consolidated subsidiaries	**77**	96
Affiliates	**11**	13

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the group is eliminated.

Goodwill, the excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiaries and affiliates at the date of acquisition, is amortized on a straight-line basis principally over 5 or 20 years, while certain goodwill that is immaterial in terms of amount is expensed when acquired.

b. Cash Equivalents
Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits, commercial paper and certain investments, all of which mature or become due within three months of the date of acquisition.

c. Inventories
Merchandise inventories are principally stated at cost as determined by the retail method applied on an average basis.

d. Marketable and Investment Securities
All securities held by the Companies are classified as available-for-sale securities, and reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Available-for-sale securities whose fair values are not readily determinable are stated at cost determined principally by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

e. Property and Equipment
Depreciation of buildings and structures of the Company and buildings of certain of its consolidated subsidiaries is computed using the straight-line method, while the declining-balance method is used for equipment and fixtures of the Company and principally for the property and equipment of its subsidiaries.

The range of useful lives is from 5 to 50 years for buildings and structures, and from 3 to 20 years for equipment and fixtures.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. Depreciation charged to expense for fiscal 2006 and 2005 was ¥24,269 million ($209,216 thousand) and ¥41,752 million, respectively.

f. Long-lived Assets
In August 2002, the Business Accounting Council ("BAC") issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan ("ASBJ") issued ASBJ Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements wereeffective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Company adopted the new accounting standard for impairment of fixed assets from the year ended February 28, 2005. The Company reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

g. Employees' Retirement Benefits
The Company and most of the consolidated subsidiaries have contributory funded pension plans and unfunded retirement benefit plans covering substantially all employees. In March 2005, defined contribution pension plans have been established.

Effective March 1, 2001, the Company and its domestic consolidated subsidiaries adopted a new accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.

The transitional obligation as of March 1, 2001 is principally amortized over 15 years starting from the year ended February 28, 2002 on a straight-line method. Annual amortization is presented as other expense in the consolidated statements of operations. Certain domestic consolidated subsidiaries amortize the transitional obligation over 5 years on a straight-line method.

Directors and corporate auditors are not covered by the retirement and termination plans described above. Benefits paid to such individuals are charged to income when paid. Any amounts eventually payable to directors and corporate auditors upon retirement are subject to the approval of the shareholders.

h. Allowance for Business Revitalization
Allowance for loss on business revitalization is provided for estimated losses of store shut down and other restructuring measures arising from the execution of the "Business Plan."

i. Leases

The Companies conduct a large part of their retail store operations in leased facilities. Operations are charged currently for rentals as specified in the lease agreements. In accordance with accounting practices in Japan, no lease obligations have been capitalized.

The Companies lease certain equipment and fixtures under noncancelable agreements with initial lease periods of 5 to 7 years. The agreements are renewable at substantially reduced rentals and the initial lease periods are less than the estimated useful lives of the properties. These leases are accounted for as operating leases. Under Japanese accounting standards for leases, whether as a lessee or as a lessor, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements. The "as if capitalized" information as a lessor is also disclosed (see Note 9.b).

j. Foreign Currency Financial Statements

Financial statements of foreign consolidated subsidiaries are translated into Japanese yen at year-end rates except for shareholders' equity which is translated at historical rates.

Differences arising from such translation are presented as "foreign currency translation adjustments" in a separate component of shareholders' equity.

k. Foreign Currency Transactions

All monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of operations to the extent that they are not hedged by forward exchange contracts.

l. Derivatives and Hedging Activities

The Company and certain consolidated subsidiaries use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, interest rate swaps and interest rate options are utilized to reduce foreign currency exchange and interest rate risks. The Company and domestic consolidated subsidiaries do not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: (a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of operations and (b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign currency forward contracts are utilized to hedge foreign currency exposures in procurement of merchandise from overseas suppliers. Trade payables denominated in foreign currencies are translated at the forward exchange contracted rates if the forward contracts qualify for hedge accounting.

Interest rate swaps and interest rate options are utilized to hedge interest rate exposures of long-term debt. These swaps and options, which qualify for hedge accounting, are measured at market value at the balance sheet date and the unrealized gains or losses are deferred until maturity as other liabilities or assets. In addition, the interest rate swaps, which also meet specific matching criteria, are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income.

m. Stock and Debt Issuance Costs

Stock and debt issuance costs are charged to income as incurred.

n. Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

o. Appropriations of Retained Earnings or Deficit

Appropriations of retained earnings or deficit at each year end are reflected in the financial statements for the following year upon shareholders' approval.

p. Per Share Information

Basic net income (loss) per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if preferred stocks were converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding preferred stocks at the beginning of the year.

q. New Accounting Pronouncements

Business combination and business separation

In October 2003, the BAC issued a Statement of Opinion, "Accounting for Business Combinations," and on December 27, 2005 the ASBJ issued "Accounting Standard for Business Separations" and ASBJ Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Separations." These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. These specific criteria are as follows:

(a) the consideration for the business combination consists solely of common shares with voting rights,

(b) the ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and

(c) there are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of income. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

Stock options

On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of shareholders' equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

Bonuses to directors and corporate auditors

Prior to the fiscal year ended February 28, 2006, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASBJ issued ASBJ Practical Issues Task Force (PITF) No. 13, "Accounting Treatment for Bonuses to Directors and Corporate Auditors," which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct reduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

4. MARKETABLE AND INVESTMENT SECURITIES

Marketable and investment securities as of February 28, 2006 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Current—Marketable securities		¥ 15	
Total		¥ 15	
Non-current:			
Marketable securities	¥ 3,225	¥ 11,512	$ 27,802
Non-marketable equity securities	3,168	22,339	27,310
Total	¥ 6,393	¥ 33,851	$ 55,112

The carrying amounts and aggregate fair values of current and non-current marketable securities at February 28, 2006 and 2005 were as follows:

	Millions of Yen			
February 28, 2006	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as available-for-sale equity securities	¥ 1,029	¥ 2,196		¥ 3,225
Total	¥ 1,029	¥ 2,196		¥ 3,225

	Millions of Yen			
February 28, 2005	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as available-for-sale:				
Equity securities	¥ 2,311	¥ 9,251	¥ 50	¥ 11,512
Government bond	15			15
Total	¥ 2,326	¥ 9,251	¥ 50	¥ 11,527

	Thousands of U.S. Dollars			
February 28, 2006	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as available-for-sale equity securities	$ 8,871	$ 18,931		$ 27,802
Total	$ 8,871	$ 18,931		$ 27,802

Available-for-sale securities whose fair value is not readily determinable as of February 28, 2006 and 2005 were as follows:

	Carrying Amount		
	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Available-for-sale—Equity securities	¥ 3,168	¥ 22,339	$ 27,310

Proceeds from sales of available-for-sale securities for the year ended February 28, 2006 were ¥75,130 million ($647,672 thousand). Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥46,833 million ($403,733 thousand) and ¥9million ($78 thousand), respectively, for the year ended February 28, 2006.

Proceeds from sales of available-for-sale securities for the year ended February 28, 2005 were ¥13,188 million. Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥12,360 million and ¥262 million, respectively, for the year ended February 28, 2005.

5. IMPAIRMENT OF LONG-LIVED ASSETS

In the year ended February 28, 2006, the Companies reviewed their long-lived assets for impairment. As a result, an impairment loss was recognized on the following groups of assets:

Region	Usage	Millions of Yen	Thousands of U.S. Dollars	Classification
Hokkaido	Stores Rental properties, etc. Idle properties	¥ 6,365	$ 54,871	Land and buildings, etc.
Tohoku	Stores Idle properties Others	449	3,871	Land and buildings, etc.
Kanto	Stores Rental properties, etc. Idle properties	19,777	170,491	Land and buildings, etc.
Chubu	Stores Rental properties, etc. Idle properties	5,165	44,526	Land and buildings, etc.
Kinki	Stores Rental properties, etc. Idle properties	10,490	90,431	Land and buildings, etc.
Chugoku, Shikoku	Stores Idle properties	135	1,164	Land and buildings, etc.
Kyushu, Okinawa	Stores Rental properties, etc. Idle properties	12,519	107,922	Land and buildings, etc.

The Companies categorize stores as standard units generating cash flows, and rental properties, idle properties and others operating facilities as individual independent units.

In 2006, the book value of the groups of assets where there had been a significant decline in profitability and market value were reduced to the expected recoverable amounts. Such recoverable amounts were estimated using net selling prices based on Real Estate Appraisal Standards and values in use by discounting estimated future cash flows. Mainly a discount rate of 6% was used for computing the value in use. The amount written down was recorded as an impairment loss of ¥54,900 million ($473,276 thousand) as other expense.

Impairment loss on long-lived assets recorded for the year ended February 28, 2006 consisted of the following:

Category	Millions of Yen	Thousands of U.S. Dollars
Buildings and lease properties	¥ 24,485	$ 211,078
Land	26,255	226,336
Leasehold and others	4,160	35,862
Total	¥ 54,900	$ 473,276

In the year ended February 28, 2005, the Companies reviewed their long-lived assets for impairment and, as a result, an impairment loss was taken on the following groups of assets:

Region	Usage	Number of Groups of Assets	Classification
Hokkaido	Stores Rental properties, etc. Idle properties	93	Land and buildings, etc.
Tohoku	Stores Rental properties, etc. Idle properties	82	Land and buildings, etc.
Kanto	Stores Rental properties, etc. Idle properties	699	Land and buildings, etc.
Chubu	Stores Rental properties, etc. Idle properties	122	Land and buildings, etc.
Kinki	Stores Rental properties, etc. Idle properties	391	Land and buildings, etc.
Chugoku, Shikoku	Stores Rental properties, etc. Idle properties	60	Land and buildings, etc.
Kyushu, Okinawa	Stores Rental properties, etc. Idle properties	197	Land and buildings, etc.

The Companies categorize stores as standard units generating cash flows, and rental properties, idle properties and other operating facilities as individual independent units. A specialty store managed in the Daiei Group's store by a subsidiary is included as one in the above numbers.

In 2005, the book value of the groups of assets where there had been a significant decline in profitability and market value were reduced to the expected recoverable amounts. The amount written down was recorded as an impairment loss of ¥325,579 million as other expense.

Impairment loss on long-lived assets recorded for the year ended February 28, 2005 consisted of the following:

Category	Millions of Yen
Buildings and lease properties	¥ 155,937
Land	156,710
Leasehold and others	12,932
Total	¥ 325,579

Net selling prices estimated based on Real Estate Appraisal Standards and values in use evaluated by discounting estimated future cash flows were used as recoverable amounts. A discount rate of 5% was used for computing the value in use.

6. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at February 28, 2006 and 2005, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Short-term borrowings:			
From banks and insurance companies	¥ **61,230**	¥ 995,223	$ **527,845**
Commercial paper		30,000	
Total	¥ **61,230**	¥ 1,025,223	$ **527,845**

The weighted-average interest rates of short-term borrowings and commercial paper for the year ended February 28, 2005 were 1.3% and 0.2%, respectively.

The weighted-average interest rate of short-term borrowings for the year ended February 28, 2006 was 2.0%.

Long-term debt as of February 28, 2006 and 2005, is summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
1.5%-6.0% loans from banks and insurance companies, due 2006-2021:			
Collateralized	¥ **408,229**	¥ 344,527	$ **3,519,215**
Unsecured	**352,243**	126,811	**3,036,578**
Total	**760,472**	471,338	**6,555,793**
Current portion included in current liabilities	**(200,563)**	(134,019)	**(1,728,991)**
Total	¥ **559,909**	¥ 337,319	$ **4,826,802**

Aggregate annual maturities of long-term debt less current portion at February 28, 2006 are summarized as follows:

Fiscal Year	Millions of Yen	Thousands of U.S. Dollars
2008	¥ 483,556	$ 4,168,586
2009	64,708	557,828
2010	5,888	50,759
2011	4,154	35,810
2012 and thereafter	1,603	13,819
Total	¥ 559,909	$ 4,826,802

As of February 28, 2006, the following assets and treasury stock were pledged as collateral to secure accounts payable (primarily trade) of ¥359 million ($3,095 thousand), long-term debt (including current portion) of ¥408,229 million ($3,519,215 thousand), lease deposits from lessees of ¥2,330 million ($20,086 thousand) and other long-term liabilities of ¥4,538 million ($39,121 thousand).

Assets and Treasury Stock	Millions of Yen	Thousands of U.S. Dollars
Cash and time deposits	¥ 4,645	$ 40,043
Notes, accounts receivable and other current assets	493	4,250
Inventories	17	146
Buildings and structures	86,674	747,190
Land	198,015	1,707,026
Other property and equipment	228	1,965
Investment securities including those in affiliates	12,774	110,121
Lease deposits	78,475	676,509
Other long-term assets	7,744	66,759
Treasury stock	2,282	19,672
Total	¥ 391,347	$ 3,373,681

7. EMPLOYEES' RETIREMENT BENEFITS

The liability for employees' retirement benefits at February 28, 2006 and 2005, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Projected benefit obligation	**¥ 61,824**	¥ 79,617	**$ 532,965**
Fair value of plan assets	**(22,485)**	(29,737)	**(193,836)**
Unrecognized transitional obligation	**(8,842)**	(10,525)	**(76,224)**
Unrecognized actuarial loss	**(6,211)**	(7,288)	**(53,543)**
Unrecognized prior service cost	**620**	701	**5,345**
Prepaid pension expense	**98**	30	**845**
Net liability	**¥ 25,004**	¥ 32,798	**$ 215,552**

The components of net periodic retirement benefit costs for the years ended February 28, 2006 and 2005, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Service cost	**¥ 5,379**	¥ 9,192	**$ 46,371**
Interest cost	**1,041**	3,806	**8,974**
Expected return on plan assets	**(24)**	(2,154)	**(207)**
Amortization of plan transitional obligation	**1,490**	15,474	**12,845**
Recognized actuarial loss	**925**	8,548	**7,974**
Amortization of prior service cost	**(81)**	(538)	**(698)**
Others	**1,364**		**11,758**
Gain on dissolution of employees' pension fund		(32,750)	
Net periodic benefit costs	**¥ 10,094**	¥ 1,578	**$ 87,017**

Assumptions used for the years ended February 28, 2006 and 2005, were as follows:

	2006	2005
Discount rate	**0.8%-2.0%**	0.9%-2.6%
Expected rate of return on plan assets	**0.0%-4.8%**	0.0%-4.8%
Amortization period of prior service cost	**Principally 10 years**	Principally 10 years
Recognition period of actuarial gain/loss	**Principally 10 years**	Principally 10 years
Amortization period of transitional obligation	**Principally 15 years**	Principally 15 years

8. SHAREHOLDERS' EQUITY

Through May 1, 2006, Japanese companies were subject to the Commercial Code of Japan (the "Code").

The Code requires that all shares of common stock be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration by way of a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount of 10% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve (a component of retained earnings) until the total of such reserve and additional paid-in capital equals 25% of common stock. The amount of total legal reserve and additional paid-in capital that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders after transferring such excess in accordance with the Code. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors or to retained earnings (deficit) to offset such a deficit upon resolution of the shareholders.

The Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of capital stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual general meeting of shareholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. There were no capital surplus and retained earnings available for dividends under the Code as of February 28, 2006, based on the amount recorded in the parent company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On May 1, 2006, a new corporate law (the "Corporate Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

a. Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as: (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

b. Increases/Decreases and Transfer of Common Stock, Reserve and Surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the capital stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the capital stock may be made available for dividends by resolution of the shareholders. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that capital stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

c. Treasury Stock and Treasury Stock Acquisition Rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of shareholders' equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of shareholders' equity or deducted directly from stock acquisition rights.

On December 9, 2005, the ASBJ published a new accounting standard for presentation of shareholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of shareholders' equity. Such items include stock acquisition rights, minority interest, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

As of February 28, 2006 and 2005, the Company's treasury shares were held as follows:

	2006	2005
	(based on equipment ownership interest)	
The Company	35,515 shares	148,173 shares
Consolidated subsidiaries	897,626 "	6,658,500 "
Affiliated companies	105,310 "	1,053,098 "

Recapitalization

As mentioned in Note 2.a, on March 7, 2005, the Board of Directors approved the Recapitalization Plan.

Stock-for-stock Exchange

As mentioned in Note 2.d, on May 9, 2005, the Company and JUJIYA implemented a stock-for-stock exchange such that JUJIYA became a wholly owned subsidiary of the Company after the corporate resolutions of both companies.

Stock Option Plan

At the general shareholders meeting held on May 26, 2005, the Company's shareholders approved the following stock option plan for the Company's directors:

The plan provides for granting options to directors to purchase up to 800 thousand shares of the Company's common stock in the period from March 1, 2008 to May 26, 2015. The options will be granted at an exercise price of 105% of the average of the fair market value of the Company's common stock in regular trading on Tokyo Stock Exchange, Inc. during the 30 consecutive trading days commencing 45 trading days prior to the day immediately following the date of option grant.

9. LEASE

In connection with leased store facilities, in most cases, store buildings are constructed to the Companies' specifications on land owned by the lessor. The facilities are leased for a 20-year term, with annual rental charges under individual contracts which are renegotiated every 2 or 3 years. Clauses for renewals vary by individual lease contract; however, these agreements generally are renewable upon expiration. There is no provision for contingent rentals.

Generally, substantially all of the costs of construction of these store buildings is financed by the Companies in the form of lease deposits paid to the lessor. These lease deposits, less a non-interest bearing withholding of 10%–20% which is refundable upon termination of the lease contract, are refunded on an equal installment basis over the last 10 years of the lease. Lease deposits are non-interest bearing for the first 10 years of the lease contract, but bear interest ranging up to 3% in the final 10 years of the contracts except for the aforementioned withholdings.

Total rental expenses for store facilities, office space and equipment including lease payments under finance leases for fiscal 2006 and 2005 were ¥95,200 million ($820,690 thousand) and ¥103,890 million, respectively.

For the year ended February 28, 2006, the Companies recorded an impairment loss of ¥34 million ($293 thousand) on certain leased property held under finance leases that do not transfer ownership,as an allowance for impairment loss on leased property, which is included in long-term liabilities—other.

a. Lessee

Following is pro forma information for fiscal 2006 and 2005, on an "as if capitalized" basis, of leased property under finance leases that do not transfer ownership of the leased property to the lessee:

	Millions of Yen						Thousands of U.S. Dollars		
	Year Ended February 28, 2006			Year Ended February 28, 2005			**Year Ended February 28, 2006**		
	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total
Acquisition cost	**¥1,876**	**¥ 93**	**¥1,969**	¥9,718	¥ 14	¥9,732	**$ 16,172**	**$ 802**	**$ 16,974**
Accumulated depreciation	**624**	**18**	**642**	4,771	8	4,779	**5,379**	**155**	**5,534**
Accumulated impairment loss	**151**	**1**	**152**	2,103	1	2,104	**1,302**	**9**	**1,311**
Net leased property	**¥1,101**	**¥ 74**	**¥1,175**	¥2,844	¥ 5	¥2,849	**$ 9,491**	**$ 638**	**$ 10,129**

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Due within one year	**¥ 384**	¥ 1,934	**$ 3,311**
Due after one year	**967**	3,290	**8,336**
Total	**¥ 1,351**	¥ 5,224	**$ 11,647**

Depreciation expense, interest expense and other information under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Depreciation expense	**¥ 295**	¥ 1,886	**$ 2,543**
Interest expense	**38**	198	**328**
Loss on impairment	**34**	2,104	**293**
Decrease in accumulated impairment loss	**49**		**422**
Total	**¥ 416**	¥ 4,188	**$ 3,586**

Depreciation expense and interest expense, which were not reflected in the accompanying consolidated statements of operations, were computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancelable operating leases for fiscal 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Due within one year	**¥ 24,172**	¥ 23,695	**$ 208,379**
Due after one year	**129,586**	122,266	**1,117,121**
Total	**¥ 153,758**	¥ 145,961	**$ 1,325,500**

Sublease agreements with tenants are generally for terms of six years, cancelable and renewable, and annual rental charges are renegotiated every three years. Such sublease agreements provide for both base rentals and percentage rentals based upon sales.

The Company sold claims on certain lease deposits to lessors to third parties for ¥7,928 million in fiscal 1999. Unredeemed deposits corresponding to the transferred claims outstanding as of February 28, 2006, totaled ¥4,604 million ($39,690 thousand), a substantial portion of which is subject to put options of the seller. The transactions were deemed a sale because economic benefits and risks under the store lease agreements were transferred to the purchaser, although the legal position and rights were not transferred.

The Company pledged other store lease deposits of ¥2,118 million ($18,259 thousand) to provide additional security to buyers of the lease deposit claims.

b. Lessor

Following is pro forma information for fiscal 2006 and 2005, on an "as if capitalized" basis, of leased property under finance leases that do not transfer ownership of the leased property to the lessee:

	Millions of Yen						Thousands of U.S. Dollars		
	Year Ended February 28, 2006			Year Ended February 28, 2005			**Year Ended February 28, 2006**		
	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total
Acquisition cost	**¥ 12,284**	**¥ 2,190**	**¥ 14,474**	¥16,049	¥ 1,837	¥17,886	**$105,897**	**$ 18,879**	**$ 124,776**
Accumulated depreciation	**9,341**	**1,158**	**10,499**	13,460	866	14,326	**80,526**	**9,983**	**90,509**
Net leased property	**¥ 2,943**	**¥ 1,032**	**¥ 3,975**	¥ 2,589	¥ 971	¥ 3,560	**$ 25,371**	**$ 8,896**	**$ 34,267**

Receivables under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Due within one year	**¥ 1,401**	¥ 1,388	**$ 12,078**
Due after one year	**2,854**	2,367	**24,603**
Total	**¥ 4,255**	¥ 3,755	**$ 36,681**

Depreciation expense and interest income under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Depreciation expense	**¥ 2,008**	¥ 3,026	**$ 17,310**
Interest income	**227**	242	**1,957**
Total	**¥ 2,235**	¥ 3,268	**$ 19,267**

Depreciation expense and interest income, which are not reflected in the accompanying consolidated statements of operations, are computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancelable operating leases for fiscal 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Due within one year	**¥ 233**	¥ 34	**$ 2,009**
Due after one year	**2,010**	332	**17,327**
Total	**¥ 2,243**	¥ 366	**$ 19,336**

10. INCOME TAXES

The Companies are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.7% for the years ended February 28, 2006 and 2005.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at February 28, 2006 and 2005 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Deferred tax assets:			
Tax loss carryforwards	**¥ 107,187**	¥ 187,619	**$ 924,026**
Impairment loss on long-lived assets	**64,761**	132,501	**558,285**
Loss arising from business restructuring	**39,102**	67,505	**337,086**
Allowance for doubtful accounts	**24,752**	28,747	**213,379**
Employees' retirement benefits	**17,276**	22,574	**148,931**
Other	**32,044**	30,349	**276,241**
Less valuation allowance	**(270,182)**	(440,657)	**(2,329,155)**
Deferred tax assets	**14,940**	28,638	**128,793**
Deferred tax liabilities:			
Land revaluation	**(14,393)**	(17,210)	**(124,078)**
Variance of the estimate of subsidiaries	**(3,572)**	(4,467)	**(30,793)**
Undistributed earnings of affiliated companies	**(978)**	(286)	**(8,431)**
Unrealized gain on available-for-sale securities	**(890)**	(3,738)	**(7,672)**
Other	**(1,247)**	(1,314)	**(10,750)**
Deferred tax liabilities	**(21,080)**	(27,015)	**(181,724)**
Net deferred tax assets (liabilities)	**¥ (6,140)**	¥ 1,623	**$ (52,931)**

Deferred tax assets and liabilities appearing on the consolidated balance sheets are net amounts among each consolidated entity while the figures above are gross amounts.

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statements of operations for the years ended February 28, 2006 and 2005 is as follows:

	2006	2005
Normal effective statutory tax rate	**40.7 %**	(40.7)%
Valuation allowance	**(26.5)**	22.6
Utilization of tax loss carryforwards	**(15.9)**	(0.7)
Tax benefits not recognized on operating losses of subsidiaries	**3.7**	20.9
Equity in loss of affiliates	**0.3**	1.4
Other—net	**0.7**	0.4
Actual effective tax rate	**3.0 %**	3.9 %

Due to the introduction of Taxation of Corporation by the Size of their Business, the enterprise tax amount levied by corporate size-based aspect taxation is accounted for as selling, general and administrative expenses from the year ended February 28, 2006 in accordance with Practical Solution Report No. 12, "Presentation for Corporate Size-Based Aspect of Corporation Income Tax on Income Statement" which was issued by ASBJ. As a result, selling, general and administrative expenses for the year ended February 28, 2006 increased by ¥1,519 million ($13,095 thousand) and income from operations and income before income taxes and minority interests decreased by the same amount, respectively.

11. LAND REVALUATION

Under the "Law of Land Revaluation," promulgated and revised on March 31, 1998 and 1999, respectively, the Company adopted a one-time revaluation of its own-use land to a value based on real estate appraisal information as of February 28, 2001. The resulting land revaluation excess represents unrealized appreciation of land and is stated, net of income taxes, as a component of shareholders' equity. There was no effect on the consolidated statements ofoperations. Continuous readjustment is not permitted unless the land value subsequently declines significantly and an impairment loss is recognized, as defined in the law, such that the amount of the decline in value should be removed from the land revaluation excess account and related deferred tax liabilities.

As of February 28, 2006, the aggregate market value of the Company's land has declined by ¥22,864 million ($197,103 thousand) which is not deemed to be a significant subsequent decline as defined in the law.

12. DERIVATIVES

The Company enters into foreign exchange forward contracts to hedge foreign exchange risk associated with certain liabilities denominated in foreign currencies.

OMC Card, Inc., which is a consolidated subsidiary, enters into interest rate swap contracts to manage interest rate exposures on certain liabilities.

All derivative transactions, which are entered into to hedge interest and foreign currency exposures incorporated within its business, are subject to market risk. However, the risk is considered to be managed since the derivative transactions are not entered into for speculative purposes. The market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. The Companies do not hold or issue derivatives for trading purposes. Because the counterparties to these derivatives are limited to major international financial institutions with high credit ratings, the Companies do not anticipate any material losses arising from credit risk. Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amount.

Market value information for the years ended February 28, 2006 and 2005 is not disclosed because all of the derivatives qualified for hedge accounting.

13. CONTINGENT LIABILITIES

As of February 28, 2006, the Companies are contingently liable for guarantees and items of a similar nature for loans and borrowings of others as follows:

	Millions of Yen	Thousands of U.S. Dollars
Borrowings of customers	¥ 1,018	$ 8,776
Employees' housing loans	98	845

14. SEGMENT INFORMATION

a. Operations in Different Businesses

	Millions of Yen						
	Year Ended February 28, 2006						
	Retail	Finance	Development	Other	Total	Eliminations	Consolidations
Operating Revenues and Operating Income—2006							
Operating revenues:							
Customers	¥ 1,354,219	¥ 146,570	¥ 29,285	¥ 145,053	¥ 1,675,127		¥ 1,675,127
Transfers between segments	34,806	16,213	20,396	99,099	170,514	¥ (170,514)	
Total	1,389,025	162,783	49,681	244,152	1,845,641	(170,514)	1,675,127
Costs and operating expenses	1,393,098	125,794	46,763	235,260	1,800,915	(170,315)	1,630,600
Operating income(loss)	¥ (4,073)	¥ 36,989	¥ 2,918	¥ 8,892	¥ 44,726	¥ (199)	¥ 44,527
Assets, Depreciation, Loss on Impairment of Long-lived Assets and Capital Expenditures—2006							
Assets	¥ 920,642	¥ 697,390	¥ 179,169	¥ 65,925	¥ 1,863,126	¥ (519,819)	¥ 1,343,307
Depreciation	9,623	11,532	3,784	5,171	30,110		30,110
Loss on impairment of long-lived assets	19,915	5,545	27,834	1,606	54,900		54,900
Capital expenditures	10,822	9,182	1,998	6,172	28,174		28,174

	Thousands of U.S. Dollars						
	Year Ended February 28, 2006						
	Retail	Finance	Development	Other	Total	Eliminations	Consolidations
Operating Revenues and Operating Income—2006							
Operating revenues:							
Customers	$11,674,302	$ 1,263,534	$ 252,457	$ 1,250,457	$ 14,440,750		$ 14,440,750
Transfers between segments	300,051	139,768	175,827	854,302	1,469,948	$ (1,469,948)	
Total	11,974,353	1,403,302	428,284	2,104,759	15,910,698	(1,469,948)	14,440,750
Costs and operating expenses	12,009,465	1,084,431	403,129	2,028,104	15,525,129	(1,468,232)	14,056,897
Operating income(loss)	$ (35,112)	$ 318,871	$ 25,155	$ 76,655	$ 385,569	$ (1,716)	$ 383,853
Assets, Depreciation, Loss on Impairment of Long-lived Assets and Capital Expenditures—2006							
Assets	$ 7,936,569	$ 6,011,983	$ 1,544,560	$ 568,319	$ 16,061,431	$ (4,481,198)	$ 11,580,233
Depreciation	82,957	99,414	32,621	44,577	259,569		259,569
Loss on impairment of long-lived assets	171,681	47,802	239,948	13,845	473,276		473,276
Capital expenditures	93,293	79,155	17,224	53,207	242,879		242,879

	Millions of Yen						
	Year Ended February 28, 2005						
	Retail	Finance	Development	Other	Total	Eliminations	Consolidations
Operating Revenues and Operating Income—2005							
Operating revenues:							
Customers	¥ 1,512,406	¥ 139,142	¥ 31,266	¥ 151,004	¥ 1,833,818		¥ 1,833,818
Transfers between segments	38,632	20,865	22,613	103,575	185,685	¥ (185,685)	
Total	1,551,038	160,007	53,879	254,579	2,019,503	(185,685)	1,833,818
Costs and operating expenses	1,546,716	129,863	51,042	248,291	1,975,912	(184,484)	1,791,428
Operating income	¥ 4,322	¥ 30,144	¥ 2,837	¥ 6,288	¥ 43,591	¥ (1,201)	¥ 42,390
Assets, Depreciation ,Loss on impairment of Long-lived assets and Capital Expenditures—2005							
Assets	¥ 1,299,450	¥ 1,128,641	¥ 228,385	¥ 101,499	¥ 2,757,975	¥(1,131,175)	¥ 1,626,800
Depreciation	17,307	17,733	5,174	6,350	46,564		46,564
Loss on impairment of long-lived assets	199,455	11,966	80,728	33,430	325,579		325,579
Capital expenditures	12,014	9,213	420	6,650	28,297		28,297

Note: Classification of Business Segments—The business segments, which are classified according to the Companies' strategy, principally include the following:

Retail Business consists of general merchandise stores, supermarkets, discount stores, department stores and specialty stores for the sale of clothing and sundry goods.

Finance Business consists of sales of financial instruments, credit loan and lease business.

Development Business consists of store development, operation, management and real estate services.

Other Business consists of food-service and leisure business.

b. Segment Information by Geographic Area—Japan operating revenues and total assets of the Company and its domestic subsidiaries for fiscal 2006 and 2005 represented more than 90% of the consolidated operating revenues and total assets of the respective years. Accordingly, disclosure of segment information by geographic area is not disclosed.

c. Overseas Operating Revenues—Overseas operating revenues for fiscal 2006 and 2005 were less than 10% of the consolidated operating revenues of the respective years. Accordingly, disclosure of overseas operating revenues is not disclosed.

15. RELATED PARTY TRANSACTIONS

Transactions of the Company with related parties for the year ended February 28, 2006 were as follows:

				Millions of Yen/Thousands of U.S. Dollars		
Attribute	Name of Related Party	Equity Ownership Percentage	Description of the Transaction	For the Year Ended February 28, 2006	Accounts	At February 28, 2006
Major shareholder	IRCJ	Directly 33.7	Borrowing[1]	¥ 254,064 ($2,190,207)	Long-term debt	¥ 162,757 ($1,403,078)
			Payment of interest[2]	¥ 5,168 ($ 44,552)	Accrued expenses	¥ 388 ($ 3,345)
			Subscription for stock[3]	¥ 50,000 ($ 431,034)		
Major shareholder	DRF Limited	Directly 23.6	Subscription for stock[3]	¥ 43,441 ($ 374,491)		
Major shareholder	Marubeni Retail Investment Co., Ltd.	Directly 10.1	Subscription for stock[3]	¥ 18,560 ($ 160,000)		

(1) Certain property and equipment, investment securities and other assets were pledged as collateral to secure long-term debt of ¥161,481 million ($1,392,078 thousand).

(2) Contract interest rates were determined in consideration of market interests.

(3) Subscription for stock was in connection with the Recapitalization Plan (see Note 2.a).

There were no related party transactions for the year ended February 28, 2005.

16. NET INCOME (LOSS) PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended February 28, 2006 and 2005 is as follows:

	Millions of Yen	Thousands of Shares	Yen	U.S. Dollars
Year Ended February 28, 2006	Net Income	Weighted-average Shares	EPS	
Basic EPS—Net income available to common shareholders	¥413,160	174,201	¥2,371.74	$20.45
Effect of dilutive securities:				
Convertible preferred stock		13,020		
Stock option		135		
Diluted EPS—Net income for computation	¥413,160	187,356	¥2,205.20	$19.01

Weighted-average shares reflect the reverse stock split as described in Note 8, and include 80,606 thousand shares of Class Koh preferred stock, 245 thousand shares of Class A preferred stock and 3,851 thousand shares of Class G preferred stock.

	Millions of Yen	Thousands of Shares	Yen
Year Ended February 28, 2005	Net Loss	Weighted-average Shares	EPS
Basic EPS—Net loss available to common shareholders	¥(511,198)	63,390	¥(8,064.27)

Diluted net income per share for 2005 is not disclosed because of the Companies' net loss position. Weighted-average shares reflect the reverse stock split as stated in Note 8, and include 1,281 thousand shares of Class A preferred stock and 18,797 thousand shares of Class G preferred stock.

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23,Shibaura
Minato-ku,Tokyo 108-8530
Japan

Tel:+81(3)3457 7321
Fax:+81(3)3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
The Daiei, Inc.:

We have audited the accompanying consolidated balance sheets of The Daiei, Inc. and consolidated subsidiaries as of February 28, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity (capital deficiency), and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Daiei, Inc. and consolidated subsidiaries as of February 28, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

May 25, 2006

The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than Japan.

The standards to audit such consolidated financial statements are those which are generally accepted in Japan.

Member of
Deloitte Touche Tohmatsu

Corporate Profile

Board of Directors and Officers

Chairman & Chief Executive Officer
Fumiko Hayashi

President & Chief Operating Officer
Yasuyuki Higuchi

Directors
Yoshiaki Takahashi
Keiji Nakamae
Hikaru Minami
Toshihiko Aizawa
Shoichiro Onishi
Masahiro Matsuoka

Corporate Auditors
Toshihiko Mori
Eisuke Nagai
Takuho Shimodaira
Tatsuhiko Hamamoto

Main Offices

<Head Office>
4-1-1,Minatojima Nakamachi
Chuo-ku,Kobe 650-0046
Japan
Tel:+81-78-302-5001

<Toyocho Office >
2-2-20,Toyo
Koto-ku,Tokyo 135-0016
Japan
Tel:+81-3-6388-7100

The Daiel,Inc. 4-1-1, Minatojima Nakamachi, Chuo-ku, Kobe 650-0046 Japan